United States
Securities and Exchange Commission
Attn. Mr. Jay Webb, Reviewing Accountant
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-6
USA - Washington, D.C. 20549




       Date  April 12, 2006
  Reference  WPD/rst
Direct dial  847-809-0326
    Telefax  847-359-1357





RE:  METTLER-TOLEDO INTERNATIONAL INC.
     FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
     FILED FEBRUARY 21, 2006
     FILE NO. 001-13595

Dear Mr. Webb

This letter is in response to each of the comments in the Staff's letter dated March 30, 2006. To facilitate your review, we have set forth herein each comment of the staff followed by our response.


Form 10-K for the Fiscal Year Ended December 31, 2005
-----------------------------------------------------
Notes to the Consolidated Financial Statements, page F-9
--------------------------------------------------------
Note 7.  Goodwill and Other Intangible Assets, page F-15
--------------------------------------------------------

1. We note your disclosure that amortization expense associated with intangible assets was $4.1 million for both years ended December 31, 2005 and 2004. We also see that total amortization expense as presented on your statements of operations and cash flows for those years ended was $11.4 million and $12.3 million, respectively. Please reconcile for us the amounts presented as amortization expense in the statements of operations and cash flows with the amortization expense amounts disclosed in this footnote. Additionally, future filings should explain any differences between amortization and depreciation expense amount disclosures in your footnotes and the equivalent amounts presented in your financial statements.

Response:

     In addition to the $4.1 million, $4.1 million and $3.8 million of amortization expense for the years ended December 31, 2005, 2004 and 2003, respectively, associated with other intangible assets disclosed in Note 7 to our 2005 and 2004 Consolidated Financial Statements, amortization expense in our Consolidated Statements of Operations and our Consolidated Statements of Cash Flows also includes amortization of capitalized software of $7.3 million, $8.2 million and $7.9 million for the years ended December 31, 2005, 2004 and 2003, respectively.

     We have noted the Staff's comments and will enhance our disclosure in our future filings by reconciling amortization expense in our financial statements to the appropriate footnote.

Note 12 - Benefit Plans, page F-22
----------------------------------

2. We note that your benefit obligation for non-U.S. pension benefits increased by $68.5 million during the year-ended December 31, 2005 due to an actuarial loss. Disclosure of the reasons for significant changes in assumptions and benefit obligations should be discussed in the notes to the financial statements or in your Management's Discussion and Analysis. Accordingly, please tell us and disclose in future filings the nature of and reasons for changes to significant assumptions or estimates which lead to the increase in the benefit obligation as well as how the amount of the changes were determined.

Response:

     The increase in our benefit obligation for our non-US pension plans resulting from the $68.5 million actuarial loss during 2005 was primarily due to the decrease in our weighted average discount rate for those plans from 4.2% in 2004 to 3.3% in 2005 as disclosed in Note 12, page F-24. We have noted the Staff's comment and will enhance our future disclosure of significant actuarial gains and losses in our future filings. This enhanced disclosure will be included within our Critical Accounting Policies.

The Company acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any questions or comments, please contact me at (847) 809 0326.

Sincerely,

/s/ William P. Donnelly

William P. Donnelly
Chief Financial Officer

cc:  James Bellerjeau, Mettler-Toledo International Inc.
     John Desmond, PricewaterhouseCoopers
     Timothy Peterson, Fried Frank Harris Shriver & Jacobson, LLP